Exhibit 7.02

EXECUTION VERSION

YOU-BIN LENG

MSPEA IMF HOLDING LIMITED

October 3, 2012

The Board of Directors

Feihe International, Inc.

Star City International Building

10 Jiuxianqiao Road, C-16th Floor

Chaoyang District, Beijing

China 100016

Dear Sirs:

Mr. You-Bin Leng and MSPEA IMF Holding Limited (“MSPEA”), a special purpose vehicle ultimately controlled by the private equity arm of Morgan Stanley, are pleased to submit this preliminary non-binding proposal to acquire all outstanding shares (the “Shares”) of Feihe International, Inc. (the “Company”) not owned by Mr. Leng or certain members of management who choose to roll over their Shares in a going-private transaction (the “Acquisition”).

We believe that our proposal of US$7.40 in cash per Share will provide a very attractive opportunity to the Company’s shareholders. This price represents a premium of 21.3% to the Company’s closing price on October 2, 2012, a premium of 23.5% to the volume-weighted average price during the last 30 trading days, a premium of 22.7% to the volume-weighted average price during the last 90 trading days, and a premium of 44.1% to the volume-weighted average price during the last 180 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.         Buyer. Mr. Leng and MSPEA have entered into a letter agreement dated October 3, 2012 (the “Consortium Agreement”), pursuant to which Mr. Leng and MSPEA will establish a buyer consortium (the “Consortium”) in connection with the Acquisition, form an acquisition vehicle for the purpose of pursuing the Acquisition, and work with each other on an exclusive basis in pursuing the Acquisition during the term of the Consortium Agreement.

2.         Purchase Price. The consideration payable for the Shares acquired in the Acquisition will be US$7.40 per Share in cash.

3.         Financing. We intend to finance the Acquisition with a combination of debt and equity capital. We have received a letter from Wing Lung Bank Limited indicating that it is highly confident of its ability to provide debt financing in the form of a loan facility in an amount of US$50 million for the Acquisition, and we expect commitments for such debt financing, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed. Equity financing will be provided by Mr. Leng and the rollover shareholders in the form of equity in the Company and MSPEA in the form of cash.

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4.         Due Diligence. We will be in a position to commence our due diligence for the Acquisition immediately upon receiving access to the relevant materials.

5.         Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) concurrently with our due diligence review. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6.         Confidentiality. Mr. Leng and MSPEA will, as required by law, promptly file a Schedule 13D jointly to disclose this letter and the Consortium Agreement, which filing shall amend Mr. Leng’s existing Schedule 13D. We are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law including the 13D requirements, until we have executed the Definitive Agreements or terminated our discussions.

7.         About MSPEA. MSPEA is a vehicle controlled by Morgan Stanley Private Equity Asia III, L.P., a fund managed by Morgan Stanley Private Equity Asia, the private equity arm of Morgan Stanley. Morgan Stanley Private Equity Asia is one of the leading private equity investors in the Asia Pacific region, having invested in the region for over 19 years. The team has invested approximately US$2.4 billion in Asia, focusing on profitable, growth-oriented companies. Morgan Stanley Private Equity Asia has offices located in Hong Kong, Shanghai, Mumbai, Seoul, Tokyo and New York.

8.         Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares that Mr. Leng and certain members of management who may choose to roll over their Shares do not already own, and that the undersigned Mr. Leng does not intend to sell his stake in the Company to a third party.

9.         Advisors. Wilson Sonsini Goodrich & Rosati P.C. has been retained as legal advisor to Mr. Leng, and Skadden, Arps, Slate, Meagher & Flom LLP has been retained as legal advisor to the Consortium in connection with this proposal and the Acquisition.

10.        No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

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In closing, each of us would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact the undersigned Mr. Leng at +86 10 8457 4688 or Kingsley Chan of MSPEA at +852 2239 1647. We look forward to speaking with you.

Sincerely,

/s/ You-Bin Leng
You-Bin Leng

MSPEA IMF Holding Limited

By:	/s/ Kingsley Chan
Name: Kingsley Chan
Title: Managing Director

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